



06002716

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2005__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__1 North Wacker Drive, Suite 4700__
                        (No. and Street)

__Chicago__   __Illinois__   __60606__
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Chad R. Erwin__   __312.334.1520__
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Michael Silver & Company__
                    (Name – if individual, state last, first, middle name)

__5750 Old Orchard Rd., Ste. 200, Skokie, IL 60077__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 7 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Jason N. Shih _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Chicago Analytic Trading Company, LLC _____ , as

of _____ December 31 _____ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ President _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, _____Chad R. Erwin_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Chicago Analytic Trading Company, LLC_____ , as

of _____December 31_____ , 20 05___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature _____

Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICAGO ANALYTIC TRADING COMPANY, LLC

TABLE OF CONTENTS



MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
PHILIP P. BRAND, CPA, CM&AA, CFE

Of Counsel
MARK R. GOLDSTICK, CPA

INDEPENDENT AUDITORS' REPORT

To the Members
Chicago Analytic Trading Company, LLC

We have audited the accompanying statements of financial condition of Chicago Analytic Trading Company, LLC as of December 31, 2005 and 2004, and the related statements of operations and members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information on page 8 has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it. The additional information on page 9 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
January 27, 2006

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 •

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2005	2004
ASSETS		
Current Assets		
Cash	$ 386,754	$ 462,928
Commissions receivable	8,018	52,579
Other receivable	-	5,000
Prepaid expenses	46,912	40,843
Total current assets	441,684	561,350
TOTAL ASSETS	$ 441,684	$ 561,350
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable	$ 15,813	$ 3,659
Accrued expenses	288	4,785
Total current liabilities	16,101	8,444
Members' Equity	425,583	552,906
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 441,684	$ 561,350

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31

	2005	2004
Revenue	$ 692,635	$ 898,171
Operating Expenses	851,181	1,149,400
Operating Loss	(158,546)	(251,229)
Interest Income	31,223	45,456
Net Loss	(127,323)	(205,773)
Members' Equity - Beginning Of Year	552,906	753,679
Member Contributions	-	5,000
Members' Equity - End Of Year	$ 425,583	$ 552,906

The accompanying notes are an integral part of these financial statements.

- 3 -

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2005	2004
INCREASE (DECREASE) IN CASH		
Cash Flows From Operating Activities:		
Net loss	$ (127,323)	$ (205,773)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	44,561	70,417
Other receivable	5,000	(5,000)
Prepaid expenses	(6,069)	(22,608)
Increase (decrease) in:		
Accounts payable	12,154	3,659
Accrued expenses	(4,497)	(3,681)
Total adjustments	51,149	42,787
Net cash used by operating activities	(76,174)	(162,986)
Cash Flows From Financing Activities:		
Contributions from member	-	5,000
Net Decrease In Cash	(76,174)	(157,986)
Cash - Beginning Of Year	462,928	620,914
Cash - End Of Year	$ 386,754	$ 462,928

The accompanying notes are an integral part of these financial statements.

- 4 -

CHICAGO ANALYTIC TRADING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized November 1, 2001 pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Act neither a member nor a manager of an L.L.C. is personally liable for a debt, obligation, or liability of the L.L.C. arising in a contract, tort, or otherwise.

The Company claims exemption to Securities and Exchange Commission (SEC) Rule 15c3-3 under subparagraph k(2)(B). The provision of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No provision for taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state income taxes.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis. The amount shown as commissions receivable consists of commissions due from the clearing broker-dealer.

Certain reclassifications have been made to the financial statements for the year ended December 31, 2004, to conform to the current year presentation without affecting net loss or members' equity as previously reported.

CHICAGO ANALYTIC TRADING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

3 - Lease Commitments

The Company leases office space from an entity related through common ownership through August 2012. Rent payments of $11,667 are due monthly. The Company is also responsible for its pro rata share of the operating expenses and real estate taxes. Rent expense, including operating expenses and real estate taxes, was $217,604 and $212,170 for the years ended December 31, 2005 and 2004, respectively.

Future minimum lease payments are as follows:

Years ending December 31,

2006	$	140,000
2007		140,000
2008		140,000
2009		140,000
2010		140,000
Thereafter		233,333
Total	$	933,333

4 - Concentration Of Credit Risk

The Company maintains cash accounts at various financial institutions and has credit risk for balances in excess of federally insured limits.

5 - 401(k) Plan

The Company, along with an entity related by common ownership, sponsors a defined contribution 401(k) plan that covers eligible employees, as defined in the plan. Participants may contribute from 1% to 15% of their compensation. The Company makes matching contributions of up to 100% of the first 4% contributed by the participants. Employer contributions to the plan for the years ended December 31, 2005 and 2004 were $8,731 and $2,511, respectively.

6 - Related Party Transactions and Economic Risk

During the years ended December 31, 2005 and 2004, the Company acted as an introducing broker to a limited liability company and three limited partnerships whose General Partner is S4 Capital, LLC, formerly known as Valence Capital Group, a related entity through common ownership. All commissions earned for the years ended December 31, 2005 and 2004, were generated through the trading activity of the entities. If these entities cease to exist, or decline substantially in trading activity, the Company would be severely affected.

MICHAEL SILVER & COMPANY   CERTIFIED PUBLIC ACCOUNTANTS

CHICAGO ANALYTIC TRADING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is $5,000. The Company's clearing broker through December 31, 2005, requires the Company to maintain net capital equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $200,000. As of December 31, 2005, the Company had net capital of $378,671, as calculated in accordance with Rule 15c3-1, which was $178,671 in excess of its required net capital. The Company's net capital ratio was .04 to 1.

ADDITIONAL INFORMATION

CHICAGO ANALYTIC TRADING COMPANY, LLC

SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31

	2005	2004
Salaries, benefits and payroll taxes	$ 482,033	$ 797,901
Exchange fees	25,449	35,427
Bank charges	2,428	-
Computer expenses	58,658	66,936
Contributions	29,813	3,659
Office expenses	3,900	1,980
Professional fees	22,858	20,475
Rent expense	217,604	212,170
Licenses	4,210	6,882
Other expenses	4,228	3,970
Total operating expenses	$ 851,181	$ 1,149,400

See disclaimer of opinion in Independent Auditors' Report.

MICHAEL SILVER & COMPANY   CERTIFIED PUBLIC ACCOUNTANTS

CHICAGO ANALYTIC TRADING COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital

Total members' equity		$ 425,583
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		425,583
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		425,583
Deductions and/or charges:		
Nonallowable assets:		
Other assets	46,912	
	46,912	
		46,912
Total Net Capital		$ 378,671

Aggregate Indebtedness

Items included in statement of financial condition:		
Payable to clearing broker		-
Other accounts payable and accrued expenses		16,101
Total Aggregate Indebtedness		$ 16,101

Computation of Basic Net Capital Requirement

Minimum Net Capital Required in Accordance with NASD Regulations		$ 5,000
Excess Net Capital		$ 373,671
Ratio: Aggregate Indebtedness to Net Capital		0.04 to 1

Reconcilation with company's computation (included in Part II
of Form X-17a-5 as of December 31, 2005)

Net Capital, as reported in Company's Part II (unaudited) FOCUS report		$ 378,671
Net Capital per above		$ 378,671

See Independent Auditors' Report.

- 9 -



MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
PHILIP P. BRAND, CPA, CM&AA, CFE

Of Counsel
MARK R. GOLDSTICK, CPA

Board of Directors
Chicago Analytic Trading Company, LLC

In planning and performing our audit of the financial statements of Chicago Analytic Trading Company, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Company
Certified Public Accountants

Skokie, Illinois
January 27, 2006